================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                            PREDICTIVE SYSTEMS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    74036W102
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MAY 17, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                                -----------------------
74036W102                                                          PAGE  2 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  3 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  4 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  5 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  6 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  7 OF 15
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING
           PERSON                  6,687,517
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

------------------------                                -----------------------
74036W102                                                          PAGE  8 OF 15
------------------------                                -----------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Predictive

Systems, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common

Stock"). The address of the principal executive office of the Company is 417

Fifth Avenue, New York, NY 10016.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended (the "Exchange Act"). The members of the group are General

Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General

Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General

Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), General

Atlantic Partners 74 ("GAP 74"), GAP Coinvestment Partners II, L.P., a Delaware

limited partnership ("GAPCO II") and GapStar, LLC, a Delaware limited liability

Company ("GapStar" and, collectively with GAP, GAP 54, GAP 57, GAP 74 and GAPCO

II, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza,

Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 54, GAP 57 and GAP 74 is

GAP. GAP is also the Managing Member of GapStar. The managing members of GAP are

Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C.

Hodgson, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Mark F.

Dzialga, Klaus Esser, Rene M. Kern, John Wong, Braden R. Kelly, Florian P.

Wendelstadt, Tom C. Tinsley and Erik Engstrom (collectively, the GAP Managing

Members"). Messrs. Bloom and Kelly are directors of the Company. The GAP

Managing Members

------------------------                                -----------------------
74036W102                                                          PAGE  9 OF 15
------------------------                                -----------------------


(other than Mr. Esser) are also the general partners of GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich,

Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP

Managing Members, other than Messrs. Esser, Kern, Wong, Wendelstadt and

Engstrom, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt

are citizens of Germany, Mr. Wong is a citizen of Singapore and Mr. Engstrom is a citizen of Sweden.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of,

or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons acquired 6,880,006 shares of Common

Stock prior to the time the Common Stock was registered under Section 12 of the

Securities Exchange Act of 1934, as amended ("Exchange Act"). The Reporting

Persons filed a statement on Schedule 13G on February 14, 2000 ("Schedule 13G")

as required by Rule 13d-1(d) of the Exchange Act with respect to such Common

Stock. On February 13, 2001, the Reporting Persons filed Amendment No. 1 to the

Schedule 13G. The Reporting Persons are filing this statement on Schedule 13D because the purchase on May 17, 2001, together with all purchases of Common

Stock during the immediately preceding 12 months, exceeded two percent of the outstanding Common Stock of the Company as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2001. Only GAP 74, GapStar and GAPCO II made such purchases. This Schedule 13D relates to such purchases during the last 12 calendar months.

------------------------                                -----------------------
74036W102                                                          PAGE 10 OF 15
------------------------                                -----------------------


                  The aggregate amount of funds required by the Reporting

Persons to purchase 763,000 shares of Common Stock was $2,047,811.60. The funds used to purchase such Common Stock were obtained from contributions from partners.

ITEM 4.  PURPOSE OF TRANSACTION.

                  GAP 54, GAP 57, GAP 74, GAPCO II and GapStar acquired the

shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the Reporting

Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      As of May 17, 2001, GAP, GAP 54, GAP 57, GAP 74,

GAPCO II and GapStar each own of record no shares of Common Stock, 4,559,458 shares of Common Stock, 349,918 shares of Common Stock, 628,054 shares of Common

Stock, 1,102,399 shares of Common Stock and 47,688 shares of Common Stock,

respectively, or 0%, 12.7%, 1.0%, 1.8%, 3.0% and 0.1%, respectively, of the

Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II and that GAP is the general partner of GAP 54, GAP 57 and GAP 74 and the managing member of GapStar, the

Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record.

Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,687,517

------------------------                                -----------------------
74036W102                                                          PAGE 11 OF 15
------------------------                                -----------------------


shares of Common Stock or 18.6% of the Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 6,687,517 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      As stated in Item 3 above, the only Reporting Persons

who purchased shares of Common Stock during the last 12 calendar months are GAP

74, GapStar and GAPCO II and such purchases have only occurred since May 1,

2001. The table below sets forth purchases of the Common Stock by such Reporting

Persons during the last 60 days. All of such purchases were made on the open market.

                                     GAP 74
                                     ------
         DATE                 AMOUNT OF SHARES              PRICE PER SHARE
         ----                 ----------------              ---------------

         5/1/01                    123,471                       $2.36830

         5/2/01                     49,800                        2.53170

         5/3/01                     37,041                        2.60670

         5/4/01                     32,925                        2.68750

         5/7/01                     63,793                        2.80970

         5/8/01                     49,388                        2.82000

         5/9/01                     57,620                        2.79460

         5/10/01                    41,157                        2.82000

         5/11/01                    41,157                        2.80400

         5/14/01                    41,157                        2.81800

         5/15/01                    20,578                        2.82000

         5/16/01                    28,810                        2.81210

         5/17/01                    41,157                        2.82000

------------------------                                -----------------------
74036W102                                                          PAGE 12 OF 15
------------------------                                -----------------------


                                   GAPSTAR LLC
                                   -----------
         DATE                 AMOUNT OF SHARES              PRICE PER SHARE
         ----                 ----------------              ---------------

         5/1/01                     9,375                        $2.36830

         5/2/01                     3,781                         2.53170

         5/3/01                     2,813                         2.60670

         5/4/01                     2,500                         2.68750

         5/7/01                     4,844                         2.80970

         5/8/01                     3,750                         2.82000

         5/9/01                     4,375                         2.79460

         5/10/01                    3,125                         2.82000

         5/11/01                    3,125                         2.80400

         5/14/01                    3,125                         2.81800

         5/15/01                    1,563                         2.82000

         5/16/01                    2,187                         2.81210

         5/17/01                    3,125                         2.82000


                                    GAPCO II
                                    --------
         DATE                 AMOUNT OF SHARES                  PRICE PER SHARE

         5/1/01                    17,154                        $2.36830

         5/2/01                     6,919                         2.53170

         5/3/01                     5,146                         2.60670

         5/4/01                     4,575                         2.68750

         5/7/01                     8,863                         2.80970

         5/8/01                     6,862                         2.82000

         5/9/01                     8,005                         2.79460

         5/10/01                    5,718                         2.82000

         5/11/01                    5,718                         2.80400

         5/14/01                    5,718                         2.81800

         5/15/01                    2,859                         2.82000

         5/16/01                    4,003                         2.81210

         5/17/01                    5,718                         2.82000

------------------------                                -----------------------
74036W102                                                          PAGE 13 OF 15
------------------------                                -----------------------


                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO II and GAP is authorized and empowered to vote and dispose of the securities held by GAP 54, GAP 57, GAP 74 and GapStar. Accordingly, GAP and the

GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the

Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

------------------------                                -----------------------
74036W102                                                          PAGE 14 OF 15
------------------------                                -----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Dated as of May 21, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 57, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

------------------------                                -----------------------
74036W102                                                          PAGE 15 OF 15
------------------------                                -----------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact